U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                   FORM U-9C-3




                     QUARTERLY REPORT PURSUANT TO RULE 58 OF
                 THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                  For the quarterly period ended March 31, 2000



                           New Century Energies, Inc.
                      (Name of Registered Holding Company)

                    1225 17th Street, Denver, Colorado 80202
                    (Address of Principal Executives Offices)

                      Inquires concerning this Form U-9C-3
                           may be directed to either:

                                Teresa S. Madden
                                   Controller
                           New Century Energies, Inc.
                           1225 17th Street, Suite 500
                                Denver, CO 80202
                                 (303) 294-2338

                                       or

                                William M. Dudley
                            Associate General Counsel
                           New Century Energies, Inc.
                           1225 17th Street, Suite 600
                                Denver, CO 80202
                                 (303) 294-2500

                           NEW CENTURY ENERGIES, INC.
                                   FORM U-9C-3
                      For the Quarter Ended March 31, 2000

                                Table of Contents

                                                                           Page

Item 1.  Organization Chart                                                  1

Item 2.  Issuances and Renewals of Securities and Capital Contributions      4

Item 3.  Associated Transactions                                             4

Item 4.  Summary of Aggregate Investment                                     6

Item 5.  Other Investments                                                   6

Item 6.  Financial Statements and Exhibits                                   7

SIGNATURE                                                                    8

Item 1. - ORGANIZATION CHART

--------------------------------------------------------------------------------

           Name of                        Energy or                                           Percentage         Nature
           Reporting                     Gas Related        Date of            State of           of               Of
            Company                        Company        Organization        Organization      Voting           Business
            -------                      -----------      ------------        ------------    Securities
                                                                                                 Held
New Century Energies, Inc.("NCE")(a)
  NC Enterprises, Inc. (a)
   New Century-Cadence, Inc.(a)           Energy         August 28, 1997       CO                100%   Holds energy-related
                                         related                                                          company
    Cadence Network, LLC                  Energy         September 3,1997      DE                 15%   Energy management and
                                         related                                                          consulting services; also
                                                                                                          brokering and marketing
                                                                                                          of energy commodities
   The Planergy Group, Inc.(a)            Energy         January 2, 1990       TX                100%   Holds energy-related
                                         related                                                          companies
     Planergy, Inc. (a)                   Energy         August 19, 1977       TX                100%   Energy management and
                                         related                                                          consulting services
     Planergy Services, Inc.(a)           Energy         July 30, 1987         DE                100%   Energy management and
                                         related                                                          consulting services
    Utility Engineering Corporation       Energy         August 14, 1985       TX                100%   Holds energy-related
                                         related                                                          companies and is engaged
                                                                                                          in engineering,design and
                                                                                                          construction management,
                                                                                                          and invests in/developing
                                                                                                          cogeneration and
                                                                                                          energy-related projects
     Universal Utility Services           Energy         May 2, 1996           TX                100%   Provides electric generation
      Services Company                   related                                                          services/maintenance
     Precision Resource Company           Energy         May 6, 1996           TX                100%   Provides energy-contract
                                         related                                                          personnel service
     Quixx Corporation                    Energy         August 14, 1985       TX                100%   Invests  in/developing
                                         related                                                          cogeneration and
                                                                                                          energy-related projects
      Quixx Louisville, L.L.C.            Energy         March 14, 1994        DE                100%   Owns and operates gas-fired
                                         related                                                          boilers
      Windpower Partners 1994, L.P.(LP)   Energy         December 30, 1994     DE              24.67%   Owns and operates Wind
                                         related                                                          generation facility
      Quixx Mustang Station, Inc.         Energy         October 4, 1996       DE                100%   Holds energy-related
                                         related                                                          companies
      Denver City Energy Associates,      Energy         November 6, 1996      DE                0.5%   Owns interest in gas-fired
        L.P./GP                          related                                                          combined facility, Mustang
                                                                                                          Station
      Quixx WPP94, Inc.                   Energy         December 16, 1994     TX                100%   Holds energy-related
                                         related                                                          companies
      Windpower Partners 1994,L.P.(GP)    Energy         December 30, 1994     TX               0.33%   Operates Wind generation
                                         related                                                          facility
      Quixx Power Services, Inc.          Energy         October 13, 1993      TX                100%   Operates/maintains
                                         related                                                          cogeneration facilities
      Quixx Resources, Inc.               Energy         December 8, 1995      NV                100%   Holds energy-related
                                         related                                                          companies


      Borger Energy Associates, L.P.(LP)  Energy         May 6, 1997           DE               44.5%   Owns interest in gas-fired
                                         related                                                         cogeneration facility,
                                                                                                         Blackhawk station
      Denver City Energy Associates,      Energy         November 6, 1996      DE               49.5%   Owns interest in gas-fired
         L.P.(LP)                        related                                                        combined facility, Mustang
                                                                                                         station
      Quixx Borger Cogen, Inc.            Energy         March 13, 1997        DE                100%   Holds energy-related
                                         related                                                         companies
        Borger Energy Associates,         Energy         May 6, 1997           DE               0.45%   Owns interest in gas-fired
           L.P. (GP)                     related                                                        combined facility, Blackhawk
                                                                                                         station
      Quixxlin Corp.                      Energy         July 16, 1997         DE                100%   Holds energy-related
                                         related                                                         companies
        Quixx Linden, L.P. (GP)           Energy         June 25, 1996         TX               0.50%   Owns and operates gas-fired
                                         related                                                         cogeneration facility
        Quixx Linden, L.P. (LP)           Energy         June 25, 1996         TX               49.5%   Owns and operates gas-fired
                                         related                                                         cogeneration facility
   Natural Station Equipment, LLC         Energy         January 1, 1999       DE                100%   Manufactures natural gas
                                         related                                                         equipment
    e prime, inc.                         Energy         January 30, 1995      CO                100%   Holds energy-related
                                         related                                                         companies and engages in
                                                                                                         energy marketing, trading
                                                                                                         and providing energy
                                                                                                         services
     Young Gas Storage Company             Energy        July 6, 1993          DE                100%   Hold energy-related company
                                          related
           Young Gas Storage Company Ltd.  Energy        June 30, 1993         CO               47.5%   Owns & operates underground
                                          related                                                        gas storage facilities
     Texas-Ohio Pipeline, Inc.             Energy        June 22, 1990         TX                100%   Owns and operates gas
                                          related                                                        pipeline
     Johnstown Cogeneration Company,       Energy        February 8, 1996      CO                 50%   Operates cogeneration
       L.L.C.                             related                                                        facility
     e prime Energy Marketing,             Energy        March 3, 1997         CO                100%   Provides energy-related
       Inc. (new)                         related                                                        services
     e prime Florida, Inc.                 Energy        October 18, 1999      CO                100%   Provides retail gas
                                          related                                                        marketing services
     e prime Georgia, Inc.                 Energy        June 10, 1999         GA                100%   Provides retail gas
                                          related                                                        marketing services
  Public Service Company of Colorado
    ("PSCo")
    Colorado Natural Fuels, LLC            Energy        December 17, 1999     CO                100%  Hold energy-related companies
                                          related
     Natural Fuels Company, LLC            Energy        January 1, 1999       DE                100%   Engages in natural gas
                                          related                                                        distribution and provides
                                                                                                         refueling station/natural
                                                                                                         gas distribution equipment

--------------------------------------------------------------------------------
(a)   Directly and/or indirectly holds securities in energy-related companies.
LP: Limited Partner, GP: General Partner.
           Narrative Description of Activities for Reporting Period

New Century Cadence, Inc. - Exclusively in business of holding interest in Cadence Network, LLC. Cadence Network, LLC provides a single source for both energy management services and products designed to lower energy costs for national companies that operate at multiple locations. During the 1st Quarter of 2000, Cadence Network, LLC sold preferred stock, which reduced New Century Cadence, Inc. voting securities percentage from 33.3% to 15%.

The Planergy Group, Inc. and subsidiaries - The Planergy Group, Inc. consists of two principal operating subsidiaries providing energy management, consulting and demand side management services to industrial, commercial, utility and municipal customers. The operating subsidiaries consist of Planergy, Inc. and Planergy Services, Inc. Other subsidiaries that were acquired are inactive or have no significant operations or employees.

Utility Engineering Corporation ("UE") - UE is engaged in engineering, design, construction management and other miscellaneous services. UE currently has three wholly-owned subsidiaries - Universal Utility Services Company, Precision Resource Company, and Quixx Corporation ("Quixx"). Universal Utility Services Company provides cooling tower maintenance and repair, certain other industrial plant improvement services, and engineered maintenance of high voltage plant electric equipment. Precision Resource Company provides contract professional and technical resources for customers in the energy industrial sectors. On January 1, 2000, UE acquired Quixx Corporation and its subsidiaries from NC Enterprises at net book value, aggregate value of approximately $74 million.
Quixx's primary business is investing in and developing cogeneration and energy-related projects. Quixx also holds water rights and certain other non-utility assets. Quixx also finances the sale of heat pumps. Quixx currently has several subsidiaries, most of which hold interests in various energy-related investments.

Quixx Linden, L.P. - Quixx Linden, L.P. owns a 23 Mw natural gas fired cogeneration facility in Linden, New Jersey. Quixxlin Corporation, a wholly-owned subsidiary of Quixx, holds a 0.5% general partnership interest in this partnership. This facility commenced cogeneration operations in October 1999. It is estimated that final completion of this facility will be in early 2000. Quixx also directly holds a 49.5% limited partnership interest in Quixx Linden, L.P.

Colorado Natural Fuels, LLC - Colorado Natural Fuels, LLC was formed in December 1999 and owns 100% of Natural Fuels Company LLC ("NATCO"). NATCO is engaged in the sale of compressed natural gas as a transportation fuel to retail markets and the conversion of vehicles for natural gas usage. Colorado Natural Fuels, LLC is a wholly-owned subsidiary of PSCo.

Natural Station Equipment LLC ("STATCO") - STATCO assembles, packages and sells equipment (large compressors, heavy steel storage vessels, and fuel dispensers) to the national and international natural gas industry for their construction and operation of natural gas fueling stations.

e prime, inc.("e prime") - e prime provides energy related products and services (directly and through its subsidiaries) which include, but are not limited to, energy marketing and trading and energy consulting. Also, e prime owns Young Gas Storage Company, which has a 47.5% interest in Young Gas Storage Company Ltd.

Johnstown Cogeneration Company, L.L.C. ("Johnstown") - Johnstown is electric cogeneration facility which e prime owns a 50% general partnership interest.

Item 2. - Issuances and Renewals of Securities and Capital Contribution

CAPITAL CONTRIBUTIONS:

Company                          Company                         Amount of
Contributing                     Receiving                       Capital
Capital                          Capital                         Contribution
-------                          -------                         ------------
New Century-Cadence, Inc.        Cadence Network, LLC            $536,000

*Natural Fuels Corporation       Colorado Natural Fuels, LLC     $301,000



*This is a true-up of the December 31, 1999 restructuring transactions.

Item 3. - ASSOCIATED TRANSACTIONS

Part I. - Transactions performed by reporting companies on behalf of associate companies (in thousands of dollars).

Reporting Company     Associate Company        Types of Services Rendered      Direct    Indirect    Cost       Total
Rendering             Receiving                                                Costs     Costs        of        Amount
Services              Services                                                 Charged   Charged    Capital     Billed
--------------------------------------------------------------------------------------------------------------
UE                    PSCo                     Engineering/Utility
                                               Professional Services           $9,765     $  -      $  -        $9,765

UE                    Southwestern Public      Engineering/Utility              1,512        -         -         1,512
                      Service Co.              Professional Services

UE                    New Century Services,    Engineering Professional           483        -         -           483
                       Inc. Services

Colorado Natural      PSCo                     Gas sales and gas equipment         25        -         -            25
Fuels LLC.                                     maintenance

e prime               PSCo                     Electric energy purchased          977        -         -           977

e prime               Southwestern Public      Gas purchased                       15        -         -            15
                      Service Co.

Part II. - Transactions performed by associate companies on behalf of reporting companies (in thousands of dollars).

Reporting              Associate
Company                Company                 Types of                        Direct     Indirect    Cost      Total
Receiving              Rendering               Services                        Costs      Costs        Of      Amount
Services               Services                Rendered                        Charged    Charged    Capital   Billed
-------------------------------------------------------------------------------------------------------------------
Cadence Network, LLC   New Century Services,   Administrative support; mgmt     $  22      $ 3        $ -         $ 25
                         Inc.                    services

Planergy Group         New Century Services,   Administrative support; mgmt        46       46          3           95
                         Inc.                    services

Quixx Linden, L.P.     Quixx Power Services    Power plant operating              348        -          -          348
                                                 management fee and expenses
Quixx Linden, L.P.     Quixx Corporation       Partnership management fee          25        -          -           25

Utility Engineering    New Century Services,   Administrative support; mgmt       475      450         23          948
Corporation            Inc.                      services

Natural Station        New Century Services,   Administrative support; mgmt        48       20          -           68
Equipment, LLC         Inc.                      services

Natural Station        PSCo                    Utilities Services                   2        -          -            2
Equipment, LLC

Colorado Natural       PSCo                    Gas transportation parts/           54        -          -           54
Fuels LLC.                                      services

e prime, inc.          New Century Services,   Administrative support; mgmt       129      104          6          239
                        Inc.                     services
e prime, inc.          PSCo                    Gas transportation services      2,799        -          -        2,799
e prime, inc.          PSCo                    Compressor - Usage                  23        -          -           23


Item 4. - SUMMARY OF AGGREGATE INVESTMENT

Investments in energy-related companies:        (in thousands)

   Total consolidated capitalization as
     of March 31, 2000                         $5,563,721                 Line 1

   Total capitalization multiplied by 15%
   (Line 1 multiplied by 0.15)                    834,558                 Line 2

   Greater of $50 million or line 2                           $834,558    Line 3

   Total current aggregate investment:
   (categorized by major line of energy-
    related business)
      Energy management services (Category I)      28,973
      Compressed natural gas services
      (Category III)                                3,746
      Brokering/Marketing services (Category V)    10,000
      Developing/Ownership QF's (Category VIII)     3,413
                                                    -----
         Total current aggregate investment                     46,132   Line 4
                                                              --------

   Difference between the greater of $50
   million or 15% of capitalization and
   the total aggregate investment of the
   registered holding company system                          $788,426   Line 5
                                                              ========
   (line 3 less line 4)

Investments in gas-related companies:

NONE


Item 5. - OTHER INVESTMENTS (in thousands)

Major Line                         Other                 Other
of Energy-Related                  Investment in Last    Investment in This      Reason for Difference in
Business (a)                       U-9C-3 Report         U-9C-3 Report           Other Investment
------------                       -------------         -------------           ----------------
Brokering/Marketing services         27,199               $ 27,199


Engineering and related services     11,463                 11,463


Developing/Ownership QF's            85,713                 85,713


(a) Investments for these reporting companies, prior to March 23, 1997, were excluded from aggregate investments in Items 4. These reporting companies' investments were subsidiaries, directly or indirectly, of NC Enterprises, which were created in conjunction with the formation of NCE, effective August 1, 1997.

Item 6. - FINANCIAL STATEMENTS AND EXHIBITS

A.   Financial Statements:

      Exhibit A-1 Financial statements of Cadence Network, LLC for the quarter ended March 31, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-2 Financial statements of the Planergy Group and subsidiaries for the quarter ended March 31, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-3 Financial statements of Quixx Linden, L.P. for the quarter ended March 31, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-4 Financial  statements of Utility  Engineering  Corporation and
      subsidiaries   for  the  quarter  ended  March  31,  2000  -  filed  under confidential treatment pursuant to Rule 104(b).

      Exhibit A-5 Financial statements of Natural Station Equipment LLC for the quarter ended March 31, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-6 Financial statements of e prime, inc. and subsidiaries for the quarter ended March 31, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-7 Financial statement of Johnstown Cogeneration Company, L.L.C. for the quarter ended March 31, 2000 - filed under confidential treatment pursuant to Rule 104(b).

      Exhibit A-8 Financial statement of Colorado Natural Fuels, LLC for the quarter ended March 31, 2000 - filed under confidential treatment pursuant to Rule 104(b).

B.   Exhibits:

      NONE

                                    SIGNATURE

      The undersigned registered holding company has duly caused this quarterly report to be signed on its behalf by the undersigned officer thereunto duly authorized pursuant to the requirements of the Public Utility Holding Company Act of 1935.


                                                 New Century Energies, Inc.



                                                 By /s/ Teresa S. Madden
                                                 Teresa S. Madden
                                                 Controller


May 30, 2000

With the above signature, I also certify that the corresponding report on Form U-9C-3 for the fourth quarter of 1999 was filed with New Century Energies, Inc.'s interested state commissions whose names and addresses are listed below.

Public Utilities Commission of the State of Colorado
1580 Logan Street
Denver, CO  80203

Public Service Commission of Wyoming
Hansen Building, Suite 300
2515 Warren Avenue
Cheyenne, WY  82002

Public Utility Commission of Texas
1701 N. Congress Avenue
Austin, Texas  78711

New Mexico Public Regulation Commission
224 E. Palace Avenue
Santa Fe, NM  87503

Kansas Corporation Commission
1500 SW Arrowhead Road
Topeka, KS  66604

Oklahoma Corporation Commission
2101 N. Lincoln Blvd., Suite 130
Oklahoma City, OK  73105